IVY DISTRIBUTORS, INC.

Statement of Operations

Year ended December 31, 2017

(In thousands)

Revenue:		
Underwriting and distribution fees	$	128,514
Revenue sharing		59,213
Total		187,727
Expenses:		
Underwriting and distribution		197,831
Share-based compensation		1,311
General and administrative		20,490
Depreciation		864
Total		220,496
Operating loss		(32,769)
Investment and other income		557
Loss before income tax benefit		(32,212)
Income tax benefit		11,928
Net loss	$	(20,284)

See accompanying notes to financial statements.